WWW.koandina.com
                    EMBOTELLADORA ANDINA S.A.


For Immediate Distribution


Contacts in Santiago, Chile                Contact in New York, U.S.A.
Embotelladora Andina S.A.     =            i-advize Corporate Communications
Osvaldo Garay, Chief Financial Officer     Peter Majeski/Melanie Carpenter
Andrea Valenzuela, Investor Relations      (212) 406-3690
(56-2) 338-0520                            E-Mail: andina@i-advize.com
E-Mail: inv.rel@koandina.com



           Embotelladora Andina S.A. Announces Consolidated Results For the Third Quarter and Nine Months ended September 30, 2004

Highlights

o Operating Income amounted to US$20.3 million in the third quarter of 2004, representing a 28.5% increase over the third quarter of 2003. Operating margin was 12.4%.

o Sales Volume amounted to 84.1 million unit cases, which is 9.5% higher than the third quarter of 2003.

o Consolidated EBITDA amounted to US$34.4 million, representing a 15% increase versus the third quarter of 2003. EBITDA Margin was 21.1%, 178 basis points higher than that of the same period of the previous year.

o Consolidated Net Income amounted to US$10.2 million, which is a positive comparison regarding the US$1.6 million generated during the third quarter of 2003.

o Consolidated EBITDA reached US$106 million for the nine months ended September 30, 2004, an improvement of 22.1%. EBITDA Margin was 21.7%.

(Santiago-Chile, October 29, 2004) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the third quarter and nine months ended September 30, 2004.


        Comments from the Chief Executive Officer, Mr. Jaime Garcia R.

"As we approach the end of the year we can state the good results obtained, which satisfies and encourages us to continue improving our business. We are pleased to see that the three countries in which we operate have a very important role in the generation of these results, with more eficient operations and better economic conditions."

                             CONSOLIDATED SUMMARY


Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003

Results for the nine months ended September 30, 2004, indicate that this has been a good year, with growth in volumes and margin improvements for the three countries.

Consolidated Sales Volume amounted to 253.5 million unit cases, which represents a steady increase of 6.6%, with respect to the nine months ended September 30, 2003, stemming from our three franchises which have grown 4.2% in Chile, 2.0% in Brazil, and 17.9% in Argentina.

Net sales increased by 4.5%, amounting to US$489.2 million. On the other hand, Cost of Sales decreased by 2.2%. This is explained by (i) the average appreciation of the three currencies (the Chilean peso appreciated 13.8%, the Brazilian real 6.6% and the Argentine peso 2.7%), benefiting our dollar-denominated costs; and (ii) as a result of specific negotiations performed in these three countries, we obtained better raw material prices for certain items related to our cost of production.

SG&A increased by 4.1% mainly as a result of higher volumes (distribution and inter-warehouse freights).

Operating Income amounted to US$63.4 million; this is 55.4% higher than the US$40.8 million recorded during the nine months ended September 30, 2003. Operating Margin was 13.0%, 424 basis points above the same period of last year.

Consolidated EBITDA amounted to US$106 million, representing an increase of 22.1%. EBITDA margin was 21.7%, which is 312 basis points above the comparative period.

                                 CHART OMITTED

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Consolidated Sales Volume in the third quarter of 2004 amounted to 84.1 million unit cases. This is an increase of 9.5% versus the same period of last year. Notably, the volumes sold in the three countries grew, by 4.3% in Chile, 11.6% in Brazil, and 13.8% in Argentina.

Net Sales amounted to US$162.8 million, an improvement of 5.3% compared to the third quarter of the previous year.

Cost of Sales increased 2.9%, lower than the increase in volumes, and mainly due to savings in raw materials and the appreciation of the Chilean peso.

Operating Income amounted to US$20.3 million, representing an increase of 28.5% compared to the third quarter of 2003. Operating Margin was 12.4%, which is an improvement of 224 basis points.

Consolidated EBITDA amounted to US$34.4 million, an improvement of 15% versus the US$29.9 million obtained during the same period of 2003. The EBITDA Margin was 21.2%, representing an improvement of 178 basis points.


                              SUMMARY BY COUNTRY

                                     Chile


Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

During the nine months ended September 30, 2004 Sales Volume amounted to 90 million unit cases representing an increase of 4.2% compared to last year.

Net Income amounted to US$230.7 million, 2.4% above the same period of the previous year.

The previous, along with cost efficiencies and an appreciation of the average exchange rate (that during the nine months ended September 30, 2004 was 13.8%), benefiting our dollar-denominated costs, resulted in Operating Income of US$48.2 million, a 9.3% higher than the figure recorded for the nine months ended September 30, 2003. Operating Margin was 20.9%, representing an improvement of 131 basis points.

EBITDA amounted to US$66.2 million, 7.5% higher than the EBITDA reached during the nine months ended September 30, 2003. EBITDA Margin was 28.7% (135 basis points higher than the same period of the previous year).

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Sales Volume for the third quarter of 2004 amounted to 29.8 million unit cases, representing a 4.3% improvement over the same period of 2003. The important growth of juices and mineral water stands out, representing improvements of 10.3% and 8.6%, respectively.

Net Sales amounted to US$75.5 million, 2.6% higher than the previous year.

Cost of Sales amounted to US$45.6 million, an increase of 0.6% (despite the 4.3% increase in volumes), as a result of the 9.3% average appreciation of the Chilean peso during the quarter, which benefited our dollar-denominated costs.

Operating Income amounted to US$15.5 million, an improvement of 11.1% compared to the third quarter of 2003. Operating Margin reached 20.6%, an improvement of 158 basis points.

EBITDA reached US$21.3 million, representing an improvement of 7.5%. EBITDA Margin was 28.2%, representing an improvement of 130 basis points.


                                    Brazil

Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

In Brazil we began to see a recovery in domestic demand, and as a result Sales Volume amounted to 96.7 million unit cases, an improvement of 2% compared to the nine months ended September 30, 2003.

Net Sales amounted to US$155.1 million, an improvement of 2.6% compared to the nine months ended September 30, 2003.

Cost of Sales decreased 7.6% as a result of improved negotiations for the purchase of raw materials and the average appreciation of 6.6% of the Brazilian real, which benefited our dollar-denominated costs, leading to 9.4% lower Cost of Sales per unit case when compared with the nine months ended September 30, 2003.

SG&A amounted to US$44.4 million, representing a 2.8% increase, mainly due to higher selling and distribution expenses (associated with higher volumes) and increased advertising expenses.

EBITDA amounted to US$26.1 million, representing an increase of 60.5% versus the nine months ended September 30, 2003. EBITDA Margin amounted to 16.9%, an improvement of 608 basis points.

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Demand clearly improved during the quarter, which, along with our market strategies (product launchings - "FantaMix", and new formats of 1.75 lt Pet, 1.5 lt Pet and the 200 ml returnable glass bottle- and the initiation of market segmentation) and better weather conditions, allowed us to revert the 2.2% volume decrease experienced during the first half of 2004. Thus, volumes grew 11.6% during the third quarter of 2004.

At the end of August we successfully finalized the franchise swap of Governador Valadares (State of Minas Gerais), getting back in compensation the territory of Nova Iguazu (State of Rio de Janeiro).

Net Sales amounted to US$52.2 million, representing a 5.5% increase.

Cost of Sales increased 7.1%, but unit case cost of sales reflects a decrease of 4.1%, due to better raw material prices, mainly sugar.

Operating Income reached US$3.2 million, an improvement of 7.8% over the third quarter of the previous year. Operating Margin was 6.1%, similar to that of third quarter of 2003.

EBITDA amounted to US$8.5 million, representing an EBITDA Margin of 16.3%, which is an improvement of 268 basis points compared to the same period of 2003.

                                  Argentina

Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

Sales Volume amounted to 66.8 million unit cases, representing an improvement of 17.9% when compared to the nine months ended September 30, 2003. Our strategy of returnable formats has been effective, representing 44% of our total sales mix.

Net Sales amounted to US$108.5 million, an improvement of 15.7% versus the same period of last year. Cost of Sales increased 5.9% amounting to US$73.7 million, benefiting from the aforementioned appreciation of the Argentine peso.

Operating Income amounted to US$9 million, compared to a marginal Operating Income for the same period last year of US$0.4 million. Operating Margin was 8.3%.

EBITDA amounted to US$19.4 million, with an EBITDA Margin of 17.9%, an improvement of 323 basis points over the EBITDA Margin obtained for the nine months ended September 30, 2003.

Third quarter 2004 vs. Third quarter 2003
-----------------------------------------

Sales Volume for the quarter reached 22.2 million unit cases, representing a 13.8% growth. Format launchings have been carried out during this quarter (the 237 cc bottle in Sprite Zero flavor in order to complete the immediate consumption format portfolio) along with a special focus on pushing up diet soft drinks.

Net Sales amounted to US$36.9 million, an increase of 9.9% versus the third quarter of the previous year. Cost of Sales amounted to US$24.5 million, remaining flat compared to the third quarter of 2003.

Operating Income amounted to US$3.6 million, an improvement versus US$0.4 million recorded during the same period of last year.

EBITDA amounted to US$6.6 million, an improvement of 34.2% when compared to the third quarter of 2003. EBITDA Margin was 18%, representing an improvement of 326 basis points.

                             NON-OPERATING RESULTS


Nine Months ended September 30, 2004 vs. Nine Months ended September 30, 2003
-----------------------------------------------------------------------------

Non-Operating Results amounted to US$20.3 million, reaming flat with respect to the same period of the previous year. The negative Non-Operating Results is mainly explained by the "Amortization of Goodwill" account, a loss recorded in the "Net Financial Income" account (this last item was due to hedge agreements posting negative results this year versus positive results as of September
2003), along with the negative effect to date of Cross Currency Swaps, which was offset by the positive exchange rate variations from December 2003 to September 2004 (recorded under the "Price-level Restatement" account). Additionally, provisions were made for labor and tax lawsuits in Argentina and Brazil, and for investments in other companies with negative equity, all recorded under the "Other Income/(Expense)" account.

Finally, Net Earnings amounted to US$39.4 million, representing an improvement of 181.2% versus Net Earnings registered during the nine months ended September 30, 2003.

                         ANALYSIS OF THE BALANCE SHEET

As of September 30, 2004, the Company's financial assets amounted to US$353.7 million. These represent cash, investments in mutual funds, deposits, structured notes and corporate and sovereign bonds, of which 87.5% of the total is held in U.S. dollar-denominated papers. Nevertheless, through "Cross-Currency Swaps" realized in July and August of 2003 and during April of 2004, part of the portfolio has been converted to Chilean pesos (UF), thereby decreasing to 32.9% the amount denominated in US dollars.

The Company's total debt amounted to US$334.7 million, with an average annual coupon rate of 6.7% on U.S. dollar-denominated debt, and an average real coupon rate of 5.5% on Chilean peso-denominated debt. The U.S.
dollar-denominated debt represents 34.9% of total debt.

Thus, the Company holds a positive net cash position of US$19 million.

Additional Information

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP.

This release may contain forward-looking statements reflecting Embotelladora Andina SA's good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to difer materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.


                                Main Indicators

    INDICATORS                                  Unit       Sep-04     Dic-03     Sep-03    Variance
    ----------                                  ----       ------     ------     ------    --------

LIQUIDITY

    Current Ratio                               Times        0.90       1.40       1.67        -0.77
    Acid Tests                                  Times        0.68       1.18       1.36        -0.68
    Working Capital                             MCh$       11,419     32,678     21,599      -10,180
     ACTIVITY
    Investments                                 MCh$       18,572     25,824     21,134       -2,562
    Inventory turnover                          Times        8.44      13.18       8.73        -0.29
    Days of inventory on hand                   Days        42.65      27.31      41.22         1.42
INDEBTEDNESS
    Debt to equity ratio                          %       101.79%     93.25%      90.02%      11.78%
    Short-term liabilities to total liabilities   %        36.93%     32.40%      28.46%       8.47%
    Long-term liabilities to total liabilities    %        63.05%     67.60%      71.52%      -8.47%
    Interest charges coverage ratio            Times        12.52        N/A      12.23         0.30
PROFITABILITY
    Return over equity                            %         8.03%      4.69%       2.44%       5.58%
    Return over total assets                      %         4.07%      2.51%       1.32%       2.75%
    Return over operating assets                  %         8.64%     14.84%       2.54%       6.10%
    Operating income                           MCh$        38,613     48,606      24,847      13,766
    Operating margin                              %        12.96%     12.33%       8.72%       4.24%
    EBITDA (1)                                 MCh$        60,114     57,257      47,238      12,876
    EBITDA margin                                 %           20%        14%         17%       3.60%
    Dividends payout ratio - Serie A shares       %         4.70%      6.17%       6.92%      -2.22%
    Dividends payout ratio - Serie B shares       %         5.43%      6.66%       7.63%      -2.21%


EBITDA (1) Earnings before income taxes, interests, depreciation, amortization and extraordinary items.

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Chilean GAAP (In millions of constant 09/30/04 Chilean Pesos, except per share)

                                                                        30-09-2004
                                                   ----------------------------------------------------
                                                    Chilean        Brazilian      Argentine
                                                   Operations      Operations     Operations   Total(2)
                                                   ----------      ----------     ----------   --------
VOLUME TOTAL BEVERAGES (Million UC)                    29.8           32.1           22.2       84.1
Soft Drink                                             25.2           30.8           21.8       77.8
Mineral Water                                           1.8            0.4            0.3        2.6
Juices                                                  2.8            0.2            0.0        3.1
Beer                                                     NA            0.7             NA        0.7

NET SALES                                            45,954         31,781         22,446     99,140
COST OF SALES                                      (27,751)       (20,594)       (14,890)   (62,193)
GROSS PROFIT                                         18,203         11,187          7,556     36,946
Gross Margin                                          39.6%          35.2%          33.7%      37.3%
SELLING AND ADMINISTRATIVE EXPENSES                 (8,740)        (9,256)        (5,393)   (23,389)
CORPORATE EXPENSES                                        0              0              0    (1,220)
OPERATING INCOME                                      9,463          1,932          2,163     12,338
Operating Margin                                      20.6%           6.1%           9.6%      12.4%
EBITDA (1)                                           12,974          5,178          4,032     20,965
Ebitda Margin                                         28.2%          16.3%          18.0%      21.1%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                                 4,617
RESULTS FROM AFFILIATED                                                                        1,030
AMORTIZATION OF GOODWILL                                                                     (1,765)
OTHER INCOME/(EXPENSE)                                                                       (2,437)
PRICE LEVEL RESTATEMENT (3)                                                                  (7,817)
NON-OPERATING RESULTS                                                                        (6,372)
INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                        5,966

INCOME TAXES                                                                                     265
MINORITY INTEREST                                                                                (0)
AMORTIZATION OF NEGATIVE GOODWILL                                                                  0
NET INCOME                                                                                     6,231
Net Margin                                                                                      6.3%
----------                                                                                      ----

WEIGHTED AVERAGE SHARES OUTSTANDING                                                             760.3
EARNINGS PER SHARE                                                                                8.2
EARNINGS PER                                                                                    49.2
-------------------------------------------------------------------------------------------------------



                                                                                 30-09-2003
                                                        ----------------------------------------------------------------
                                                        Chilean        Brazilian       Argentine
                                                        Operations     operations      Operations   total(2)     % Ch
                                                        ----------     ----------      ----------   --------     ----
VOLUME TOTAL BEVERAGES (Million UC)                         28.6            28.8           19.5       76.8          9.5%
Soft Drink                                                  24.4            27.3           19.1       70.8          9.9%
Mineral Water                                                1.6             0.4            0.4        2.4          5.3%
Juices                                                       2.5             0.2            0.0        2.7         11.8%
Beer                                                          NA             0.9             NA        0.9        -24.9%

NET SALES                                                 44,808          30,115         20,428     94,114          5.3%
COST OF SALES                                           (27,584)        (19,231)       (14,891)   (60,469)          2.9%
GROSS PROFIT                                              17,224          10,884          5,538     33,645          9.8%
Gross Margin                                               38.4%           36.1%          27.1%      35.7%
SELLING AND ADMINISTRATIVE EXPENSES                      (8,705)         (9,092)        (5,299)   (23,095)          1.3%
CORPORATE EXPENSES                                             0               0              0      (949)         28.6%
OPERATING INCOME                                           8,519           1,792            239      9,601         28.5%
Operating Margin                                           19.0%            6.0%           1.2%      10.2%
EBITDA (1)                                                12,067           4,101          3,004     18,223         15.0%
Ebitda Margin                                              26.9%           13.6%          14.7%      19.4%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                                       4,388          5.2%
RESULTS FROM AFFILIATED                                                                              (558)        284.4%
AMORTIZATION OF GOODWILL                                                                           (1,868)         -5.5%
OTHER INCOME/(EXPENSE)                                                                               2,692       -190.5%
PRICE LEVEL RESTATEMENT (3)                                                                       (11,129)        -29.8%
NON-OPERATING RESULTS                                                                              (6,477)         -1.6%
INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                              3,124         90.9%

INCOME TAXES                                                                                       (2,177)        112.2%
MINORITY INTEREST                                                                                      (0)          0.0%
AMORTIZATION OF NEGATIVE GOODWILL                                                                        0            NA
NET INCOME                                                                                             947        557.7%
Net Margin                                                                                            1.0%
----------                                                                                            ----

WEIGHTED AVERAGE SHARES OUTSTANDING                                                                  760.3
EARNINGS PER SHARE                                                                                     1.2
EARNINGS PER ADS                                                                                       7.5       557.7%



(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts. Embotelladora Andina S.A.

Third Quarter Results for the period ended September 30, Chilean
GAAP (In millions US$, except per share)




                                                                    30-09-2004
                                               ----------------------------------------------------
                                                Chilean        Brazilian      Argentine
                                               Operations      Operations     Operations   Total(2)
                                               ----------      ----------     ----------   --------
VOLUME TOTAL BEVERAGES (Million UC)                  29.8           32.1           22.2       84.1
Soft Drink                                           25.2           30.8           21.8       77.8
Mineral Water                                         1.8            0.4            0.3        2.6
Juices                                                2.8            0.2            0.0        3.1
Beer                                                   NA            0.7             NA        0.7

NET SALES                                            75.5           52.2           36.9      162.8
COST OF SALES                                      (45.6)         (33.8)         (24.5)    (102.1)
GROSS PROFIT                                         29.9           18.4           12.4       60.7
Gross Margin                                        39.6%          35.2%          33.7%      37.3%
SELLING AND ADMINISTRATIVE EXPENSES                (14.4)         (15.2)          (8.9)     (38.4)
CORPORATE EXPENSES                                    0.0            0.0            0.0      (2.0)
OPERATING INCOME                                     15.5            3.2            3.6       20.3
Operating Margin                                    20.6%           6.1%           9.6%      12.4%
EBITDA (1)                                           21.3            8.5            6.6       34.4
Ebitda Margin                                       28.2%          16.3%          18.0%      21.1%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                                 7.6
RESULTS FROM AFFILIATED                                                                        1.7
AMORTIZATION OF GOODWILL                                                                     (2.9)
OTHER INCOME/(EXPENSE)                                                                       (4.0)
PRICE LEVEL RESTATEMENT (3)                                                                 (12.8)
NON-OPERATING RESULTS                                                                       (10.5)

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                        9.8

INCOME TAXES                                                                                   0.4
MINORITY INTEREST                                                                            (0.0)
AMORTIZATION OF NEGATIVE GOODWILL                                                              0.0
NET INCOME                                                                                    10.2
Net Margin                                                                                    6.3%
----------                                                                                    ----

WEIGHTED AVERAGE SHARES OUTSTANDING                                                          760.3
EARNINGS PER SHARE                                                                            0.01
EARNINGS PER ADS                                                                              0.08
-------------------------------------------------------------------------------------------------------


                               Exch. Rate: 608.9


                                                                    30-09-2003
                                               ---------------------------------------------------------------
                                                Chilean        Brazilian      Argentine
                                               Operations      Operations     Operations   Total(2)     % Ch.
                                               ----------      ----------     ----------   --------    -------
VOLUME TOTAL BEVERAGES (Million UC)              28.6            28.8           19.5       76.8          9.5%
Soft Drink                                       24.4            27.3           19.1       70.8          9.9%
Mineral Water                                     1.6             0.4            0.4        2.4          5.3%
Juices                                            2.5             0.2            0.0        2.7         11.8%
Beer                                               NA             0.9             NA        0.9        -24.9%

NET SALES                                        73.6            49.5           33.5      154.6          5.3%
COST OF SALES                                  (45.3)          (31.6)         (24.5)     (99.3)          2.9%
GROSS PROFIT                                     28.3            17.9            9.1       55.3          9.8%
Gross Margin                                    38.4%           36.1%          27.1%      35.7%
SELLING AND ADMINISTRATIVE EXPENSES            (14.3)          (14.9)          (8.7)     (37.9)          1.3%
CORPORATE EXPENSES                                0.0             0.0            0.0      (1.6)         28.6%
OPERATING INCOME                                 14.0             2.9            0.4       15.8         28.5%
Operating Margin                                19.0%            6.0%           1.2%      10.2%
EBITDA (1)                                       19.8             6.7            4.9       29.9         15.0%
Ebitda Margin                                   26.9%           13.6%          14.7%      19.4%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                              7.2          5.2%
RESULTS FROM AFFILIATED                                                                   (0.9)        284.4%
AMORTIZATION OF GOODWILL                                                                  (3.1)         -5.5%
OTHER INCOME/(EXPENSE)                                                                      4.4       -190.5%
PRICE LEVEL RESTATEMENT (3)                                                              (18.3)        -29.8%
NON-OPERATING RESULTS                                                                    (10.6)         -1.6%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                     5.1         90.9%

INCOME TAXES                                                                              (3.6)        112.2%
MINORITY INTEREST                                                                         (0.0)          0.0%
AMORTIZATION OF NEGATIVE GOODWILL                                                           0.0            NA
NET INCOME                                                                                  1.6        557.7%
Net Margin                                                                                  1.0%
----------                                                                                -----

WEIGHTED AVERAGE SHARES OUTSTANDING                                                       760.3
EARNINGS PER SHARE                                                                         0.00
EARNINGS PER ADS                                                                           0.01       557.7%



(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean
GAAP (In millions US$, except per share)


                                                                    30-09-2004
                                               ----------------------------------------------------
                                                Chilean        Brazilian      Argentine
                                               Operations      Operations     Operations   Total(2)
                                               ----------      ----------     ----------   --------
VOLUME TOTAL BEVERAGES (Million UC)                90.0           96.7           66.8        253.5
Soft Drink                                         76.2           92.2           65.5        233.9
Mineral Water                                       6.1            1.5            1.2          8.9
Juices                                              7.7            0.7            0.1          8.5
Beer                                                 NA            2.3             NA          2.3

NET SALES                                       140,466         94,440         66,069      297,888
COST OF SALES                                  (84,390)       (60,163)        (44,865)    (186,330)
GROSS PROFIT                                     56,077         34,277         21,205      111,558
Gross Margin                                      39.9%          36.3%          32.1%         37.4%
SELLING AND ADMINISTRATIVE EXPENSES            (26,713)       (27,041)       (15,727)      (69,480)
CORPORATE EXPENSES                                    0              0              0       (3,465)
OPERATING INCOME                                 29,364          7,236          5,478       38,613
Operating Margin                                  20.9%           7.7%           8.3%         13.0%
EBITDA (1)                                       40,292         15,916         11,828       64,571
Ebitda Margin                                     28.7%          16.9%          17.9%         21.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                              (4,744)
RESULTS FROM AFFILIATED                                                                        856
AMORTIZATION OF GOODWILL                                                                    (5,597)
OTHER INCOME/(EXPENSE)                                                                      (5,755)
PRICE LEVEL RESTATEMENT (3)                                                                  2,905
NON-OPERATING RESULTS                                                                      (12,335)

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                     26,278

INCOME TAXES                                                                                (2,275)
MINORITY INTEREST                                                                               (1)
AMORTIZATION OF NEGATIVE GOODWILL                                                                0
NET INCOME                                                                                  24,002
Net Margin                                                                                     8.1%
----------                                                                                    ----

WEIGHTED AVERAGE SHARES OUTSTANDING                                                          760.3
EARNINGS PER SHARE                                                                            31.6
EARNINGS PER ADS                                                                             189.4


                                                                         30-09-2003
                                               ---------------------------------------------------------------
                                                Chilean        Brazilian      Argentine
                                               Operations      Operations     Operations   Total(2)     % Ch.
                                               ----------      ----------     ----------   --------   --------
VOLUME TOTAL BEVERAGES (Million UC)                86.4           94.8           56.6      237.8          6.6%
Soft Drink                                         73.0           90.3           55.4      218.7          6.9%
Mineral Water                                       5.9            1.6            1.1        8.6          2.9%
Juices                                              7.5            0.6            0.0        8.2          3.7%
Beer                                                 NA            2.3             NA        2.3         -1.3%

NET SALES                                       137,141         92,063         57,084    284,956          4.5%
COST OF SALES                                  (84,283)       (65,098)        (42,385) (190,434)         -2.2%
GROSS PROFIT                                     52,858         26,965         14,699     94,521         18.0%
Gross Margin                                      38.5%          29.3%          25.7%      33.2%
SELLING AND ADMINISTRATIVE EXPENSES            (25,988)       (26,302)       (14,485)   (66,775)          4.1%
CORPORATE EXPENSES                                    0              0              0    (2,899)         19.5%
OPERATING INCOME                                 26,870            663            213     24,847         55.4%
Operating Margin                                  19.6%           0.7%           0.4%       8.7%
EBITDA (1)                                       37,487          9,917          8,378     52,883         22.1%
Ebitda Margin                                     27.3%          10.8%          14.7%      18.6%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                             5,062       -193.7%
RESULTS FROM AFFILIATED                                                                    2,000        -57.2%
AMORTIZATION OF GOODWILL                                                                 (5,605)         -0.1%
OTHER INCOME/(EXPENSE)                                                                     1,154       -598.8%
PRICE LEVEL RESTATEMENT (3)                                                             (14,974)        119.4%
NON-OPERATING RESULTS                                                                   (12,362)         -0.2%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                   12,485        110.5%

INCOME TAXES                                                                             (3,949)        -42.4%
MINORITY INTEREST                                                                            (2)         15.0%
AMORTIZATION OF NEGATIVE GOODWILL                                                              0            NA
NET INCOME                                                                                 8,534        181.2%
Net Margin                                                                                3.0%
----------                                                                                ----

WEIGHTED AVERAGE SHARES OUTSTANDING                                                        760.3
EARNINGS PER SHARE                                                                          11.2
EARNINGS PER ADS                                                                            67.4        181.2%
---------------------------------------------------------------------------------------------------------------



                                                               30-09-2004
                                               ----------------------------------------------------
                                                Chilean        Brazilian      Argentine
                                               Operations      Operations     Operations   Total(2)
                                               ----------      ----------     ----------   --------
VOLUME TOTAL BEVERAGES (Million UC)                90.0           96.7           66.8      253.5
Soft Drink                                         76.2           92.2           65.5      233.9
Mineral Water                                       6.1            1.5            1.2        8.9
Juices                                              7.7            0.7            0.1        8.5
Beer                                                 NA            2.3             NA        2.3

NET SALES                                       140,466         94,440         66,069    297,888
COST OF SALES                                  (84,390)       (60,163)        (44,865) (186,330)
GROSS PROFIT                                     56,077         34,277         21,205    111,558
Gross Margin                                      39.9%          36.3%          32.1%      37.4%
SELLING AND ADMINISTRATIVE EXPENSES            (26,713)       (27,041)       (15,727)   (69,480)
CORPORATE EXPENSES                                    0              0              0    (3,465)
OPERATING INCOME                                 29,364          7,236          5,478     38,613
Operating Margin                                  20.9%           7.7%           8.3%      13.0%
EBITDA (1)                                       40,292         15,916         11,828     64,571
Ebitda Margin                                     28.7%          16.9%          17.9%      21.7%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                           (4,744)
RESULTS FROM AFFILIATED                                                                      856
AMORTIZATION OF GOODWILL                                                                 (5,597)
OTHER INCOME/(EXPENSE)                                                                   (5,755)
PRICE LEVEL RESTATEMENT (3)                                                                2,905
NON-OPERATING RESULTS                                                                   (12,335)

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                   26,278

INCOME TAXES                                                                             (2,275)
MINORITY INTEREST                                                                            (1)
AMORTIZATION OF NEGATIVE GOODWILL                                                              0
NET INCOME                                                                                24,002
Net Margin                                                                                  8.1%
----------                                                                                  ----

WEIGHTED AVERAGE SHARES OUTSTANDING                                                         760.3
EARNINGS PER SHARE                                                                           31.6
EARNINGS PER ADS                                                                            189.4


(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Nine Months Results for the period ended September 30, Chilean GAAP (In millions US$, except per share)



                                                               30-09-2003
                                               ---------------------------------------------------------------
                                                Chilean        Brazilian      Argentine
                                               Operations      Operations     Operations   Total(2)    % Ch.
                                               ----------      ----------     ----------   --------    -------
VOLUME TOTAL BEVERAGES (Million UC)               86.4            94.8           56.6      237.8          6.6%
Soft Drink                                        73.0            90.3           55.4      218.7          6.9%
Mineral Water                                      5.9             1.6            1.1        8.6          2.9%
Juices                                             7.5             0.6            0.0        8.2          3.7%
Beer                                                NA             2.3             NA        2.3         -1.3%

NET SALES                                        225.2           151.2           93.7      468.0          4.5%
COST OF SALES                                  (138.4)         (106.9)         (69.6)    (312.8)         -2.2%
GROSS PROFIT                                      86.8            44.3           24.1      155.2         18.0%
Gross Margin                                     38.5%           29.3%          25.7%      33.2%
SELLING AND ADMINISTRATIVE EXPENSES             (42.7)          (43.2)         (23.8)    (109.7)          4.1%
CORPORATE EXPENSES                                 0.0             0.0            0.0      (4.8)         19.5%
OPERATING INCOME                                  44.1             1.1            0.4       40.8         55.4%
Operating Margin                                 19.6%            0.7%           0.4%       8.7%
EBITDA (1)                                        61.6            16.3           13.8       86.9         22.1%
Ebitda Margin                                    27.3%           10.8%          14.7%      18.6%
NON OPERATIONAL RESULTS
FINANCIAL EXPENSE/INCOME (Net)                                                               8.3       -193.7%
RESULTS FROM AFFILIATED                                                                      3.3        -57.2%
AMORTIZATION OF GOODWILL                                                                   (9.2)         -0.1%
OTHER INCOME/(EXPENSE)                                                                       1.9       -598.8%
PRICE LEVEL RESTATEMENT (3)                                                               (24.6)        119.4%
NON-OPERATING RESULTS                                                                     (20.3)         -0.2%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                                     20.5        110.5%

INCOME TAXES                                                                               (6.5)        -42.4%
MINORITY INTEREST                                                                          (0.0)         15.0%
AMORTIZATION OF NEGATIVE GOODWILL                                                            0.0            NA
NET INCOME                                                                                  14.0        181.2%
Net Margin                                                                                  3.0%
----------                                                                                ------

WEIGHTED AVERAGE SHARES OUTSTANDING                                                        760.3
EARNINGS PER SHARE                                                                          0.02
EARNINGS PER ADS                                                                            0.11        181.2%


(1)  EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


                          Embotelladora Andina S.A.
                          Consolidated Balance Sheet
                           (In million of constant

09/30/04 Chilean Pesos)

ASSETS                                                  30-09-2004         30-09-2003    %Ch l
------                                                  ----------         ----------    -----
Cash + Time deposits + market. Securit.                    24,026           58,748       -59.1%
Account receivables (net)                                  36,033           37,328        -3.5%
liabilities                                                 1,227            1,409       -13.0%
Inventories                                                24,082           25,835        -6.8%
Other current assets                                       13,727           16,265       -15.6%
--------------------                                       ------           ------      ------
payable                                                    39,667           35,307        12.3%
Total Current Assets                                       97,868          138,175       -29.2%


Property, plant and equipment                             529,735          547,635        -3.3%
Depreciation                                             (365,660)        (358,605)        2.0%
------------                                            ---------        ---------      ------
Total Property, Plant, and Equipment                      164,075          189,030       -13.2%


Investment in related companies                            19,225           20,297        -5.3%
Investment in other companies                                  55              689       -92.0%
Goodwill                                                   93,033          101,064        -7.9%
Other long term assets                                    209,714          164,783        27.3%
----------------------                                  ---------        ---------      ------
Total Other Assets                                        322,028          286,834        12.3%


TOTAL ASSETS                                              583,972          614,039        -4.9%

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------
Short term bank liabilities                                18,648            6,817       173.6%
Current portion of long term bank liabilities               1,227            1,409       -13.0%

Current portion of bonds payable                           18,185           18,523        -1.8%
Trade accounts payable and notes payable                   39,667           35,307        12.3%


Other liabilities                                          31,061           20,731        49.8%
-----------------                                       ---------        ---------      ------
Total Current Liabilities                                 108,787           82,787        31.4%

Long term bank liabilities                                 49,911           55,915       -10.7%

Bonds payable                                             115,828          129,596       -10.6%
Other long term liabilities                                20,007           22,541       -11.2%
---------------------------                             ---------        ---------      ------
Total Long Term Liabilities                               185,746          208,051       -10.7%

Minority interest                                              51               53        -4.1%


Stockholders' Equity                                      289,389          323,149       -10.4%
--------------------                                    ---------        ---------      ------


TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                  583, 972         614,039       -4.9%
----------------------------------------                ---------        ---------      ------





                             Financial Highlights
                (In million of constant 09/30/04 Chilean Pesos)



ADDITIONS TO FIXED ASSETS          30-09-2004         30-09-2003       DEBT RATIOS                        30-09-2004    30-09-2003
-------------------------        ------------         ----------       -----------                        ----------    ----------
Chile                                  10,770           12,037         Financial Debt / Total Capitalization       0.41     0.40
Brazil                                  6,520            7,478         Financial Debt / EBITDA L12M                2.14     2.70
Argentina                               1,281            1,619         EBITDA L12M / Interest Expense (net) L12M   7.09     4.89
---------                              ------           ------         -----------------------------------------   ----     ----
                                       18,572           21,134         L12M: Last twelve months


* As September 30, 2004, the company's registered a positive net cash position of US$ 19 million. Total debt amounted to US$ 335 million. Total Cash amounted to US$ 354 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
Third Quarter Results for the period ended September 30, Local GAAP



                              Beverage Operations
                                 (Local Gaap)

                                                 3 Quarter 2004                                  3 Quarter 2003
                                          -------------------------------------     -------------------------------------------
                                           Chile          Brazil     ARGENTINA         Chile          Brazil          Argentina
                                           (MCh$)         (MR$)       (MA$)           (MCh$           (MR$)            (MAS)
                                           ------         -----       -----           -----           -----            -----
TOTAL BEVERAGES VOLUME (Million UC)          29.8           32.1        22.2            28.6            28.8            19.5
Soft Drink                                   25.2           30.8        21.8            24.4            27.3            19.1
Mineral Water                                 1.8            0.4         0.3             1.6             0.4             0.4
Juices                                        2.8            0.2         0.0             2.5             0.2             0.0
Beer                                           NA            0.7          NA              NA             0.9              NA

NET SALES SOFT DRINKS                      38,842          142.0        90.3          37,847           120.9            74.5
NET SALES OTHER                             6,844           13.1         1.0           6,624            13.8             0.8
NET SALES TOTAL                            45,686          155.1        91.3          44,471           134.6            75.4
COST OF SALES                            (27,587)         (95.7)      (55.4)        (27,377)          (82.2)          (46.0)
GROSS PROFIT                               18,099           59.4        35.9          17,094            52.4            29.4
Gross Margin                                39.6%          38.3%       39.3%           38.4%           38.9%           38.9%
SELLING AND ADMINISTRATIVE EXPENSES       (8,485)         (44.5)      (25.2)         (8,415)          (39.3)          (23.0)

OPERATING INCOME                            9,613           14.9        10.7           8,680            13.1             6.4
Operating Margin                            21.0%           9.6%       11.7%           19.5%            9.8%            8.5%
----------------                            -----           ----       -----           -----            ----            ----
EBITDA (1)                                 13,104           24.5        15.2          12,686            20.4            10.9
Ebitda Margin                               28.7%          15.8%       16.6%           28.5%           15.2%           14.5%
-------------                               -----          -----       -----           -----           -----           -----

(1) EBITDA: Operating Income + Depreciation




MCh$: Million Nominal Chilean pesos of each period MR$: Million
Nominal Brazilian Reais
MA$: Million nominal Argentine pesos
Chile results do not consider corporate expenses



Embotelladora Andina S.A.
Results ended September 30, Local GAAP



                              Beverage Operations
                                 (Local Gaap)


                                                      9/30/2004                                  9/30/2003
                                          -------------------------------------     -------------------------------------------
                                           Chile          Brazil     ARGENTINA         Chile          Brazil          Argentina
                                           (MCh$)         (MR$)       (MA$)           (MCh$           (MR$)            (MAS)
                                           ------         -----       -----           -----           -----            -----
TOTAL BEVERAGES VOLUME (Million UC)         90.0            96.7          66.8          86.4            94.8            56.6
Soft Drink                                  76.2            92.2          65.5          73.0            90.3            55.4
Mineral Water                                6.1             1.5           1.2           5.9             1.6             1.1
Juices                                       7.7             0.7           0.1           7.5             0.6             0.0
Beer                                          NA             2.3            NA            NA             2.3              NA

NET SALES SOFT DRINKS                    117,188           418.8         266.0       114,919           415.9           217.2
NET SALES OTHER                           21,111            41.2           3.0        21,066            39.7             2.8
NET SALES TOTAL                          138,299           460.0         269.0       135,985           455.6           220.0
COST OF SALES                           (83,088)         (280.6)       (165.9)      (83,573)         (308.2)         (141.4)
GROSS PROFIT                              55,211           179.4         103.2        52,412           147.4            78.6
Gross Margin                               39.9%           39.0%         38.3%         38.5%           32.4%           35.7%
SELLING AND ADMINISTRATIVE EXPENSES     (25,868)         (128.4)        (70.2)      (25,250)         (120.4)          (61.2)

OPERATING INCOME                          29,343            51.0          32.9        27,162            27.1            17.4
Operating Margin                           21.2%           11.1%         12.2%         20.0%            5.9%            7.9%
EBITDA (1)                                40,103            75.5          46.7        37,633            49.1            30.1
Ebitda Margin                              29.0%           16.4%         17.3%         27.7%           10.8%           13.7%

(1) EBITDA: Operating Income + Depreciation




MCh$: Million Nominal Chilean pesos of each period MR$: Million
Nominal Brazilian Reais
MA$: Million nominal Argentine pesos
Chile results do not consider corporate expenses